

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

November 19, 2009

Via U.S. Mail and Fax (208-665-0041)
Mr. Robert J. Devers
Chief Financial Officer
Metalline Mining Company
1330 E. Margaret Ave.,
Coeur d'Alene, ID 83815

> **Re:** **Metalline Mining Company**
> **Form 10-K for the Fiscal Year Ended October 31, 2008**
> **Filed February 13, 2009**
> **Form 10-Q for the Fiscal Quarter Ended July 31, 2009**
> **Filed September 14, 2009**
> **File No. 001-33125**

Dear Mr. Devers:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Chris White
Branch Chief